INVEST IN **PARKIT CO.**

Fueled by Adventure, Driven By Connection, It's More Than A Chair



<u>parkitmovement.com</u> Oceanside, CA [in] [▶] [f] [⊙] [🔊] [♪] | B2B | Ecommerce | Consumer Goods | Retail | B2C |

Highlights

Fast Growth	Profitable	$5M+ Revenue
Revenue growing 2X/yr for at least prior 6 months	Profitable for prior 3 months and expect same in future	Earned over the last 12 months

1. $14M+ in lifetime revenue, 186% YoY growth & EBITDA positive YTD through June 2025.

2. 60,000+ chairs sold & enjoyed nationwide | 1,000+ 5-star reviews | 4.8⭐ average rating.

3. US & Globally Patented & Award-Winning Innovations in a $2.8B outdoor chair market.

4. 4-channel revenue strategy distributing product via D2C, Wholesale, Corporate, & International.

5. Sold in REI, Dick's Sporting Goods, & 150+ specialty retailers: Hobie, Sun Diego, Surfside, Jack's.

6. Brand partnerships & Custom Projects: Volkswagen, Salty Crew, Corona, Free Fly, Google, & many more

7. Projecting $12M+ revenue and 10%+ EBITDA margin by 2027. (not guaranteed)

8. Every category has its icon, and now the chair category does too. PARKIT is setting the standard.

Featured Investor



Colt Day [in]   [Follow]   Invested $25,000 ⓘ
Syndicate Lead



Colt Day is a specialty retailer sales representative who started his career with YETI in 2013. After a decade distributing coolers & drinkware across the country, Colt started his own sales agency focusing on Free Fly Apparel in October 2022, followed by Turtlebox

own sales agency focusing on Free Fly Apparel in October 2022, followed by Turtlebox Audio, and Groovelife in 2023. In 2024 Colt added PARKIT to his list of partner brands and represents the brand across GA/FL/AL/MS/TN.

"Growing up in retail, I immediately noticed the value in great people and great products. I truly believe great products come and go, but people and the relationships formed are what keeps the best products in front of the consumer.

When I graduated college, I was fortunate enough to land a territory rep position with YETI Coolers in 2013. At the time, all the brand had to offer were coolers in two colors and a few accessories. For the next 9.5 years I was able to watch YETI grow in both revenue and product categories and become a household name.

In late 2022, I took a leap of faith and formed my own sales agency. I told my wife, whatever brands I approach or that approach me, they needed to have great products and even better people for us to work with them. Free Fly Apparel was my first brand. I'd been a fan of the brand and products for many years and once I got to know the people, it was a no brainer. Switching from coolers and cups to apparel was a bit intimidating, but I loved it. However, I realized I was missing the fun and ruggedness that a quality hard good like YETI had always provided. Thankfully, Turtlebox Audio called early in 2023 when they were just starting to grow outside of Texas. I was able to open over 400 retailers over the next two years and watch the brand explode.

The last brand I was approached by was PARKIT. Free Fly had done a very successful collaboration in 2024 with PARKIT and my retailers kept asking how they could get their hands on these awesome chairs. I kept sending Steven and Lauren potential retailers for PARKIT that wanted a piece of the pie until they finally asked if I wanted to represent them in the Southeast.

In a short time, I've watched this brand overcome obstacles like it was a speed bump, grow incredibly in revenue and prepare for new product launches. The demand for PARKIT through all of its sales channels is incredible. Once again, it feels a bit like I've lived this exact moment with other brands I've worked with when they were in their early stages trying to keep up with demand and scale.

If you choose to invest into PARKIT, just know you're investing into more than just a great brand or product line, you're investing into incredible people. Steven and Lauren have assembled an amazing team to take PARKIT to the moon and I'm very excited to be a part of the ride."

Team



Steven Wilcox   Founder & CEO

Steven is the founder & CEO of PARKIT, an outdoor gear brand redefining adventure through premium design, storytelling, and function. A Southern California native, he builds gear that inspires connection, exploration, and good times outside.

parkitmovement.com in



Lauren Wilcox   Founder & Head of Revenue

Lauren Wilcox is co-founder of PARKIT and head of wholesale & B2B sales. She's built the brand's retail footprint from the ground up, driving revenue through strategic partnerships, national retail rollouts, and relentless sales execution.

parkitmovement.com in



John Wilson   Board Advisor

John Wilson is the co-founder of Stance, former president of Reef, and former head of sales at Oakley. With deep roots in action sports and outdoor brands, he's scaled iconic consumer brands from startup to global success.

in



Mike Reilly   Board Advisor

Mike, former GM of Quiksilver North America Wholesale and now Head of Global Wholesale at Free Fly, is a strategic executive with deep cross-functional experience, expertise in revenue growth, and operational leadership across all stages of business

in



Drew Brackett   Director Of Product

Drew's industrial design background sets the tone for PARKIT's product



innovation. With 10+ years designing for Hobie, he brings world-class experience to every detail, leading the charge in crafting the future of outdoor seating.





Aldryn Cayanan Marketing & Brand

Aldryn drives PARKIT's brand voice with sharp instincts and authentic storytelling. With past roles at GoPro, SPY+ Optic, and Bollé, he brings elite experience in social, content, and ambassador strategy to fuel PARKIT's growth across every channel.

OWN A PIECE OF PARKIT TODAY

Why PARKIT is the Outdoor Seating Brand Investors Shouldn't Miss

By any measure, PARKIT is not just building a product; it's creating a movement.

For decades, the outdoor seating category has remained an afterthought. Consumers have been forced to settle for flimsy, forgettable chairs that tear, rust, or buckle under the pressure of a weekend at the beach or a long day at the soccer field. Meanwhile, other gear categories—such as coolers, drinkware, and grills—have experienced complete reinvention. Brands like YETI ($1.8B market cap), Stanley ($750M+), and Traeger ($488M) have reshaped consumer expectations around design, quality, and performance. The chair category, however, has lagged behind. Until now.

PARKIT is rewriting the narrative. At a time when lifestyle and utility must coexist, PARKIT is emerging as the category-defining brand for outdoor seating, and they're inviting you to be part of the journey.



A Brand Built for the Moment

The outdoor chair market is projected to reach $2.8 billion by 2032, growing at 7.25% CAGR, with youth sports alone accelerating at a 10.8% CAGR (*Data Intello: Outdoor Folding Chair Market Global Industry Analysis - Size, Share, Growth | 2023*). These aren't just macro tailwinds; they're signals of a seismic consumer shift. People are investing in products that reflect their values: quality, sustainability, community, and a desire for adventure. PARKIT meets that moment with engineering precision and design ethos that speaks to a generation craving experiences over excess.





With over 60,000+ units sold lifetime, $3.5M+ in revenue in 2024, and a 180% year-over-year revenue growth through June 2025 vs the same period last year, PARKIT is proving its momentum. Looking ahead, the company is forecasting a 55% revenue CAGR, driving toward a 13% EBITDA margin by 2027 with further growth into 2028 as distribution channels continue expanding.



Forward-looking projections are not guaranteed.

The result: PARKIT is building a high-growth, profit-focused brand. The Voyager and Eclipse chairs are protected by utility and design patents, and have been embraced across DTC, wholesale, and corporate gifting channels. With over 1,000 five-star reviews and distribution spanning three continents, PARKIT has already achieved the holy grail of consumer goods: product-market fit.



Iconic Product. Infinite Use Cases.

From the mountains to the coastlines, youth sports fields to music festivals, PARKIT's chairs are designed to go where people go. Their flagship models, Voyager and Eclipse, combine aerospace-grade aluminum frames with insulated storage, ergonomic design, hands-free carry functionality, and a modular accessory system. The result: a seat that doesn't just support your body, it supports the moment.

This approach isn't just resonating with consumers. It's working across channels.

Retail: PARKIT is currently in REI, Dick's Sporting Goods, and Scheels with plans to expand into 750+ specialty stores by 2027.

Direct-to-Consumer: Through its high-margin eCommerce channel, PARKIT drives the bulk of it's business online, which is currently up 83% vs same period in 2024.

B2B: With partners like Volkswagen, Corona, Tito's, and Pacifico, PARKIT has earned a foothold in the $26B corporate gifting space.

International: After launching in Australia, the company is expanding into Canada and Europe, with $1M+ in international revenue projected by 2027.

The momentum is clear. The product is proven. And the market has only just begun to realize its full potential.



Designed for the Mindset, Not the Demographic

PARKIT's customers aren't defined by zip code—they're united by a mindset. They're explorers, seekers, and community-builders. Whether they're surfers in San Diego, hunters in Arkansas, or vanlifers in Colorado, they share one thing in common: they won't settle for less.

That's why PARKIT is proud to note the diversity of distribution across the country. PARKIT products are making their way from the desert to the lakeshore, from the ball field to the mountain top, and from the tailgate to the coastline, because great design travels, especially when it meets the real-world needs of consumers across the continent.



Why Now?

This is a rare opportunity to get in on a brand *before* it becomes a household name. PARKIT is raising $1M at a $11.2M valuation on Wefunder, offering early access to a breakout consumer brand redefining the category with proven traction and growing demand. PARKIT is raising $1M at a $11.2M valuation on Wefunder, providing investors access to a fast-growing company at an early stage. With a projected 55% revenue CAGR through 2027 and improvements in unit economics driving margin expansion, the company has the fundamentals to match its cultural impact.

Forward-looking statements are not guaranteed.





The Founders

And perhaps most importantly, PARKIT is doing it without sacrificing soul. It's a business rooted in shared values: presence, independence, responsibility, and connection. At its core, PARKIT is a brand for people who live with intention, those who seek out the sunrise, embrace the long trail, and gather with meaning around the fire.

That vision comes to life through its founders, Steven and Lauren Wilcox, a husband-and-wife team uniquely equipped to lead PARKIT into its next chapter of growth.



Steven brings deep experience from the consumer goods world, having spent time at Oakley and Quiksilver, where he developed a deep understanding of premium branding, product storytelling, and building community through gear. Lauren's leadership journey spans across industries, with standout roles at First American Insurance and the Director of Partnerships at Hippo, both publicly traded insurance companies, where she drove national revenue growth, led high-performing teams, and forged joint ventures with the country's largest builders.

While PARKIT marks a shift from corporate life, their experience is anything but disconnected. It's what gives them their edge: the strategic discipline of big business paired with the grit and agility of founders who've built something from scratch.

But more than that, PARKIT reflects who they are. For Steven and Lauren, the chair is more than a product; it's a conduit for connection. It's about watching their son dig for sand crabs at the beach, cheering on his first home run, or unwinding together at sunset on the dock. They've built this company to elevate those moments, for themselves and for others. Because when gear is built to last, the memories made with it do too.

The Result

From the beginning, PARKIT has been more than a business, it's been a mission. Steven and Lauren built this company from the ground up, and that founder-led passion continues to fuel its growth. But a great product story only matters if it resonates, and PARKIT does.

What started around a campfire has now caught fire in the market.





With a product that's sold over 60,000+ units, earned 1,000+ five-star reviews, and attracted a nationwide community of adventurers, families, and explorers, PARKIT is proving that utility, style, and soul can coexist.

That same energy is mirrored behind the scenes. The team includes operators, advisors, and industry veterans from companies like Stance, Oakley, Quiksilver, Roxy, Free Fly - people who believe in PARKIT's long-term potential and have the track records to help realize it.

Whether it's customers spreading the word, ambassadors sharing stories, or partners aligning around shared values, PARKIT is attracting people who want to be part of something bigger. Something built to last in both product and mission.



What Your Investment Fuels

Funds raised on Wefunder will accelerate PARKIT's strategic growth:

Inventory: Meet surging demand and ensure availability year-round, especially during peak seasons.

Retail Expansion: Grow from 150 to 750+ retail doors, with dedicated retail marketing and merchandising programs.

Product Innovation: Expand the accessory ecosystem to include tables, shades, pillows, umbrellas, and other add-ons that boost lifetime value.

PARKIT's long-term vision includes new styles, new markets, and a global community of owners who see gear as an extension of their lifestyle.



Own the Chair. Own the Brand.

There are few moments in consumer investing when the product, the brand, and the financials all point in the same direction. PARKIT is one of those rare cases.

If coolers, grills, and drinkware can create seismic category-shifting influence & disruption, why not the chair?

Now's your chance to own a piece of the brand redefining outdoor seating comfort. Join the journey, fuel the mission, and take a front-row seat in building

something that lasts.

👉 Invest in PARKIT on Wefunder today.

Our goal is to build PARKIT into the go-to brand for outdoor seating that owns
its category. With strong DTC traction, expanding retail partnerships, and global
distribution agreements already signed, we're positioning PARKIT for long-term
growth and brand equity.

As we continue to scale revenue and community, we believe PARKIT could
become an attractive acquisition target or strategic exit candidate. While we
can't guarantee a specific timeline or outcome, our five-year roadmap is designed
to maximize value creation for both the business and our investors.